UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 23, 2017

GP INVESTMENTS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37397	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

150 E. 52nd Street, Suite 5003
New York, New York	10022
(Address of principal executive offices)	(Zip Code)

(212) 430-4340

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On May 23, 2017, GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (the “Company”), held an extraordinary general meeting of shareholders at which it submitted to a vote of shareholders two proposals.

The first proposal, to be approved by the affirmative vote of the holders of at least two-thirds of the then outstanding shares, was to amend the Company’s amended and restated memorandum and articles of association (the “Extension Amendment”), to extend the date by which the Company must (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “business combination”), (ii) cease its operations if it fails to complete such business combination, and (iii) redeem all of the Company’s ordinary shares included as part of the units sold in the Company’s initial public offering that was consummated on May 26, 2015 (the “IPO”), from May 26, 2017 to November 27, 2017 (the “Extension Amendment Proposal”).

The second proposal, to be approved by the affirmative vote of the holders of at least 65% of the Company’s outstanding ordinary shares on the record date, was to approve, assuming the Extension Amendment Proposal is approved and adopted, the amendment of the Investment Management Trust Agreement, dated May 19, 2015, by and between the Company and Continental Stock Transfer & Trust Company (“Continental”), to extend the date on which Continental must liquidate the Trust Account established in connection with the IPO if the Company has not completed an initial business combination, from May 26, 2017 to November 27, 2017, and to permit the withdrawal of funds from the Trust Account to pay shareholders who properly exercise their redemption rights in connection with the Extension Amendment (the “Trust Amendment Proposal”).

At the extraordinary general meeting, holders of 19,333,589 of our ordinary shares, par value $0.0001 per share, which represents 89.66% of the shares outstanding and entitled to vote as of the record date of April 24, 2017, were represented in person or by proxy.

At the extraordinary general meeting, the shareholders approved the Extension Amendment Proposal and the Trust Amendment Proposal by the votes set forth below:

Approval of Extension Amendment Proposal

Votes For	Votes Against	Abstentions
19,197,738	135,851	0

Approval of Trust Amendment Proposal

Votes For	Votes Against	Abstentions
19,234,151	99,438	0

Item 8.01.	Other Events.

As previously announced, on May 16, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Let’s Go Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), Rimini Street, Inc., a Nevada corporation (“Rimini Street”), and the Holder Representative named therein.

The Merger Agreement provides that, among other things and in accordance with the terms and subject to the conditions thereof, at the closing Merger Sub will merge with and into Rimini Street (the “First Merger”) with Rimini Street continuing as the surviving corporation and a wholly-owned subsidiary of the Company. The surviving corporation of the First Merger will then merge with and into the Company (together with the First Merger, the “Mergers”).

The closing of the Mergers is subject to certain closing conditions, including, among others, approval by the Company’s shareholders of the Extension Amendment Proposal and the Trust Amendment Proposal (the ”Extension Approval Condition”). Accordingly, as described in Item 5.07, the Extension Approval Condition has been satisfied.

The Company and Rimini Street continue to target closing the transaction in the third quarter of 2017. However, there can be no assurances regarding the timing of satisfaction of all closing conditions (including shareholder and regulatory approvals) set forth in the Merger Agreement, which could delay timing of the closing.

Forward Looking Statements

The Company believes that some of the information in this Form 8-K constitutes forward-looking statements. You can identify these statements by forward-looking words such as “will”, “expects” and “proposes” or similar words. You should read statements that contain these words carefully because they (a) discuss future expectations, (b) contain projections of future results of operations or financial condition, and (c) state other “forward-looking” information. The Company believes it is important to communicate its expectations to the Company’s shareholders. However, there may be events in the future that the Company is not able to predict accurately or over which the Company has no control. Risks, uncertainties and events may cause actual results to differ materially from the expectations described by the Company in such forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Form 8-K. All forward-looking statements included herein in this Form 8-K are expressly qualified in their entirety by the cautionary statements contained in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. The Company’s shareholders are also advised to read the Definitive Proxy Statement, and any other relevant materials filed with the Securities and Exchange Commission (the “SEC”), carefully in their entirety, once available, including the section included therein relating to forward-looking statements, before making any voting or investment decision with respect to the matters referred to in this Form 8-K.

Participants in the Solicitation

The Company and Rimini Street and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions pursuant to the Merger Agreement under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 16, 2017. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement filed with the SEC on April 24, 2017 relating to the Company’s extraordinary general meeting which was held on May 23, 2017 and also will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge once available by directing a request to: Morrow Sodali LLC, 470 West Avenue, 3rd Floor, Stamford, Connecticut 06902, Individuals call toll-free: (800) 662-5200, Banks and brokerage, please call (203) 658-9400, Email: GPIA.info@morrowsodali.com.

Disclaimer

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GP Investments Acquisition Corp.

	By:	/s/ Antonio Bonchristiano
Dated: May 23, 2017		Name: Antonio Bonchristiano
Title: Chief Executive Officer